FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 16 February 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the 'Company')
Conditional Share Awards

This notification sets out the vesting details of awards over Ordinary Shares and American Depositary Shares ('ADS') made in 2015 under the GlaxoSmithKline Performance Share Plan ('PSP'), which were subject to relevant business performance conditions.  The three-year performance period for the 2015 awards commenced on 1 January 2015 and ended on 31 December 2017.

The performance measure vesting details for those Persons Discharging Managerial Responsibilities ('PDMRs') who received awards in 2015 are set out in the following table.

		Outcome and Vesting Level
Portion of the Award	Measure and Outcome	% of maximum	% of award
1/3rd	Adjusted Free Cash Flow - For the three-year period, the Company achieved Adjusted Free Cash Flow calculated in accordance with the principles for the measure of £12.47bn which is above the threshold level of £11.48bn.	63	21
1/3rd	Total Shareholder Return - For the three years ending 31 December 2017, the Company's Total Shareholder Return ranked 5th, which is above the threshold vesting level against a comparator group of 10 global pharmaceutical companies including GSK.	44	14.67
1/3rd	R&D New Products - For the three-year period, the Company achieved New Product sales calculated in accordance with the principles for the measure of £11.266bn, which is above the maximum vesting level of £7.912bn (the threshold level was £6.474bn).	100	33.33
	Total vesting for 2015 award Lapsed		69% 31%

The notifications that follow are for awards made to PDMRs and detail the PSP conditional awards that vested, including dividends accrued, on 15 February 2018.  The balance of the award made to each PDMR has lapsed.

The closing share prices of an Ordinary Share and of an ADS of GlaxoSmithKline plc at the point of vesting on 15 February 2018 were £13.004 and $37.31.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary Shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares vesting on awards granted in 2015 under the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	91,430
		£0.00	47,391
d)	Aggregated information Aggregated volume Price	138,821 £0.00
e)	Date of the transaction	2018-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R Connor
b)	Position/status	President, Global Manufacturing & Supply
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary Shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares vesting on awards granted in 2015 under the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	71,160
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2018-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr L Debruyne
b)	Position/status	President, Global Vaccines
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary Shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares vesting on awards granted in 2015 under the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	18,203
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2018-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr S Dingemans
b)	Position/status	Chief Financial Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary Shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares vesting on awards granted in 2015 under the Company's 2009 Performance Share Plan. These shares are subject to a two-year holding period to end in 2020.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	154,763
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2018-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr N Hirons
b)	Position/status	SVP, Global Ethics and Compliance
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary Shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares vesting on awards granted in 2015 under the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	34,502
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2018-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr B McNamara
b)	Position/status	CEO, GSK Consumer Healthcare
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	GlaxoSmithKline plc American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction
The number of ADSs vesting on awards granted in 2015 under the Company's 2009 Performance Share Plan and which were made to compensate for the value of awards forfeited on completion of the Joint Venture with Novartis.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	24,345
		$0.00	4,871
d)	Aggregated information Aggregated volume Price	29,216 $0.00
e)	Date of the transaction	2018-02-15
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary Shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares vesting on awards granted in 2015 under the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	56,605
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2018-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms C Thomas
b)	Position/status	SVP, Human Resources
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary Shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares vesting on awards granted in 2015 under the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	75,473
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2018-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr P Thomson
b)	Position/status	President, Global Affairs
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary Shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares vesting on awards granted in 2015 under the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	43,667
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2018-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D Troy
b)	Position/status	SVP & General Counsel
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	GlaxoSmithKline plc American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	The number of ADSs vesting on awards granted in 2015 under the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	66,334
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2018-02-15
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr P Vallance
b)	Position/status	Outgoing President, R&D
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary Shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares vesting on awards granted in 2015 under the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	156,984
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2018-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mrs V Whyte
b)	Position/status	Company Secretary
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each 'Ordinary Shares' ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares vesting on awards granted in 2015 under the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	9,667
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2018-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 16, 2018

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc